Exhibit 99.1

June 3, 2021

Celestica Provides Highlights from Its Capital Equipment Virtual

Roundtable and Confirmatory Business Update

Celestica Inc. (NYSE: CLS)(TSX: CLS), a leader in design, manufacturing and supply chain solutions for the world's most innovative companies, hosted an analyst and investor virtual roundtable on its Capital Equipment business and provided a confirmatory business update, today after market close.

During the virtual meeting, Celestica’s management provided participants with an in-depth overview of its Capital Equipment business, reaffirmed its Q2 2021 guidance in the context of recent developments in the market (further to its press release of May 26, 2021 announcing the virtual roundtable), and conducted a Q&A with analysts. Speakers were CEO Rob Mionis, CFO Mandeep Chawla and Vice President, Capital Equipment, Gregory Marvell.

Below is a summary of the highlights of the discussion provided by management at today’s event concerning Capital Equipment market expectations and its views on Celestica’s Capital Equipment business:

•	Capital Equipment revenues for 2021 are expected to exceed $700 million, representing more than 30% growth over 2020, while its margins are expected to be at high-end of the ATS segment target margin range

•	Wafer Fabrication Equipment (WFE) market expected by industry analysts to reach $86 billion by 2024[1] – a Compound Annual Growth Rate (CAGR2) of 9%

•	Display markets for OLED and Mini LED expected by industry analysts to reach $64 billion and $63 billion respectively, by 2025[3] – a combined CAGR[4] of 27%, which is expected to drive display equipment spending higher

•	Over the past decade, Celestica has developed comprehensive vertical capabilities and a strategic global footprint to serve leading original equipment manufacturers (OEMs) in the WFE and Display equipment markets

•	As part of our diversification strategy, Celestica is pursuing new opportunities in adjacent Capital Equipment markets including robotics, automated warehousing systems, synthetic diamond manufacturing and smart vending

A replay of the webcast along with the related presentation is available at www.celestica.com.

1 Source: Gartner, Inc. (see “Market and Industry Data” below)

2 CAGR represents average annual growth rate from 2020-2024; (2024 est. sales/2020 est. sales)^(1/4)-1

3 Source: DSCC, LEDInside, Arizton (see “Market and Industry Data” below)

4 CAGR represents average annual growth rate from 2021-2025 (2025 est. sales/2021 est. sales)^(1/4)-1

About Celestica

Celestica enables the world's best brands. Through our recognized customer-centric approach, we partner with leading companies in Aerospace and Defense, Communications, Enterprise, HealthTech, Industrial, Capital Equipment, and Energy to deliver solutions for their most complex challenges. As a leader in design, manufacturing, hardware platform and supply chain solutions, Celestica brings global expertise and insight at every stage of product development - from the drawing board to full-scale production and after-market services. With talented teams across North America, Europe and Asia, we imagine, develop and deliver a better future with our customers.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements, including, without limitation, statements related to our Q2 2021 guidance, expected Capital Equipment revenues and margins for 2021, our pursuit of new opportunities in markets adjacent to Capital Equipment, and Capital Equipment market expectations (see “Market and Industry Data” below). Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “continues,” “project,” “potential,” “possible,” “contemplate,” “seek,” or similar expressions, or may employ such future or conditional verbs as “may,” “might,” “will,” “could,” “should” or “would,” or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995, and applicable Canadian securities laws.

Forward-looking statements are provided to assist readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements are not guarantees of future performance and are subject to risks that could cause actual results to differ materially from those expressed or implied in such forward-looking statements, including, among others, the risk that: the Internet of Things, global 5G services, and automotive sector digitization and connectivity do not grow as anticipated; spending growth in industries which are end users of semiconductors such as cloud computing, consumer electronics, gaming, artificial intelligence, and others, do not bolster the demand for semiconductors as anticipated; WFE capital expenditures and market growth do not materialize as expected; the global market for display equipment does not expand as anticipated; the shift from LCD to OLED does not occur when anticipated; investments in, the commercial adoption of, and growth in the popularity of large format and next generation panels does not occur as anticipated; the timing and extent of the 5G rollout does not occur as anticipated; worsening supply chain issues and materials constraints negatively affect our ability to meet customer demand; and/or continued manufacturing site shutdowns, workforce curtailments and other measures implemented by various governments to stop the spread of/resurgences of COVID-19 negatively impact anticipated market growth or our Capital Equipment business; as well as risks related to: the costs and availability of components, materials, services, equipment, labor, energy and transportation; the timing and execution of, and investments associated with, ramping new business; our ability to retain programs and customers; the stability of general economic and market conditions, and currency exchange rates; the cyclical and volatile nature of the semiconductor business; rapidly evolving and changing technologies; the nature of the display market; and/or uncertain market, political and economic conditions. For further information concerning forward-looking statements, please refer to our most recent Management’s Discussion and Analysis of Financial Condition and Results of Operations, including the cautionary note regarding forward-looking statements therein, and our most recent annual report on Form 20-F and other public filings.

Our forward-looking statements in this presentation are based on various assumptions, including that the industry investments and market trends discussed above materialize as anticipated and that the risks described in the previous paragraph, collectively, do not have a material adverse impact on the Capital Equipment market or our Capital Equipment business. Although management believes these assumptions to be reasonable under the current circumstances, they may prove to be inaccurate, which could cause actual results to differ materially (and adversely) from those that would have been achieved had such assumptions been accurate. Forward-looking statements speak only as of the date on which they are made, and as such statements herein are not considered by us to be material we disclaim any intention or obligation to update or revise such forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

Market and Industry Data

This press release includes information from specified external reports and publications. Actual outcomes may vary materially from those forecast in such reports and publications, and the prospect for material variation can be expected to increase as the length of the forecast period increases. We have not independently analyzed or verified any of the data from such third-party sources, or their underlying studies, surveys or assumptions. Market and economic data is subject to variations and cannot be verified by us due to limits on the availability and reliability of data inputs, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey. In addition, projections, assumptions and estimates of the future performance of the industry and markets in which we operate are necessarily subject to a high degree of uncertainty, change and risk due to a variety of factors, including those described under the heading “Cautionary Note Regarding Forward-Looking Statements” above.

For more information, visit www.celestica.com.

Our securities filings can also be accessed at www.sedar.com and www.sec.gov.

Contacts: Celestica Global Communications (416) 448-2200  media@celestica.com Celestica Investor Relations (416) 448-2211 clsir@celestica.com